

September 21, 2011

Via E-mail
Mr. Glen Ceremony
Chief Financial Officer
Travelzoo Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

> **Re:** **Travelzoo Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-50171**

Dear Mr. Ceremony:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Revenue recognition, page 23

1. We note your disclosure regarding revenues earned from selling vouchers for deals from local businesses that the company applies a return allowance for potential voucher refunds. Please tell us how you considered disclosing the typical terms of the vouchers that would provide for such a refund or have any other type of performance obligation. In light of the relatively short history of this product offering tell us how you derive your

estimate for refunds. In addition, explain why you do not present a roll-forward of the valuation account as prescribed by Rule 12-09 of Regulation S-X.

Results of Operations

Revenues, page 26

2.	We note in the management presentations for the quarters ended December 31, 2010, March 31, 2011 and June 30, 2011 you disclose annual revenue per subscriber and indicate that increasing revenue per subscriber is a key driver of the company's growth strategy. In your discussion of Reach on page 25 you disclose that management evaluates whether the company is able to convert higher reach into higher revenues. Please tell us how you considered disclosing an annual revenue per subscriber metric as a key performance indicator you use in managing your operations, including a discussion of any trends you have experienced in the metric and the underlying reasons for such trends. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

3.	We note that in your management presentations for the quarters ended March 31, 2011 and June 30, 2011 and in the related conference calls with analysts, you disclose quarterly gross revenues for Local Deals. As you present these revenues in your financial statements net of payments to the businesses, please tell us how you considered separately disclosing the amount of net revenues from Local Deals and any other voucher offerings as reflected in your financial statements to provide investors with greater clarity regarding the relative significance of the company's differing revenue streams and the impact on gross profit margin and overall results of operations. Please tell us the net revenues from Local Deals and other voucher sales for the year ended December 31, 2010 and for the quarters ended March 31, 2011 and June 30, 2011. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

4.	Similarly, we note in your management presentations for the quarters ended December 31, 2010, March 31, 2011 and June 30, 2011 that one of management's focus for 2011 is to bring Fly.com to profitability and to build on SuperSearch profitability. We further note that in your discussion and analysis you separately quantify in the amount of the increase in revenues attributable to search products, the increase in the amount of fees paid related to user searches on *Fly.com*, and the increase in marketing expenses for *Fly.com*. Please tell us how you considered separately disclosing the amount of revenues and related expense line items related to Fly.com and/or attributable to search products to provide investors with greater clarity regarding the relative significance of the company's differing revenue streams and the impact on gross profit margin and overall results of operations. Please provide us with this information on a supplemental basis for the year ended December 31, 2010 and for the quarters ended March 31, 2011 and June 30, 2011.

Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (3) Commitments and Contingencies, page 50

5. We note your disclosure on page 51 regarding the unclaimed property review conducted by the State of Delaware that the company is unable to predict the outcome of the unclaimed property review. We further note your disclosure on page 19 indicating that the company is not currently aware of any legal proceedings or claims pending or threatened that you believe will have, individually or in the aggregate, a material adverse effect on the company's financial condition or results of operations. In light of the April 21, 2011 $20 million settlement with the State of Delaware, please describe for us how your Form 10-K disclosures complied with ASC 450 and Items 103 and 303 of Regulation S-K. In this regard, tell us the following:

    • Describe for us the timing of discussions with the State of Delaware during this review through the April 2011 agreement;
    • How you applied the loss contingency accrual criteria in ASC 450-20-25-2, including your assessment regarding probability and estimate of probable losses;
    • How you considered ASC 450-20-50-1 and the need to disclose the amount, if any, accrued;
    • How you considered the disclosure requirement of ASC 450-20-50-4 with respect to reasonably possible losses in excess of amounts accrued;
    • How you considered the disclosure requirements in Item 103 of Regulation S-K; and
    • How you considered the need to disclose known uncertainties that could significantly impact the company's liquidity and results of operations as required by Item 303(a) of Regulation S-K.

Note (8) Segment Reporting and Significant Customer Information, page 58

6. We note your disclosure that the company manages its business geographically and has two operating segments: North America and Europe. In light of your disclosure of gross revenues for Local Deals in your March 31, 2011 and June 30, 2011 management presentations and your MD&A disclosure of the fluctuations in revenues and certain expense line items attributable to search products, please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business segments:

    • Describe for us the company's internal management reporting process, including

> organization and reporting structure;
> - Identify the company's chief operating decision maker ("CODM");
> - Identify any segment managers;
> - Describe how resources are allocated and performance is evaluated throughout your organization;
> - Describe for us the internal management reports, including the level of detail of financial information gathered and reviewed for your different business units;
> - Identify any business units that you believe meet the definition of an operating segment that are aggregated within your reportable segments;
> - Provide us with an example of the internal management reports provided to the CODM; and
> - Provide us with an example of the information regarding the company's results that is provided to the company's Board.

7.   As a related matter, please describe for us your consideration ASC 280-10-50-40 and separately disclosing of revenues for your voucher programs and search products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Glen Ceremony
Travelzoo Inc.
September 21, 2011
Page 5

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                  Sincerely,

                  /s/ Patrick Gilmore

                  Patrick Gilmore
                  Accounting Branch Chief